EXHIBIT 77D

For RiverSource Variable Portfolio - Core Bond Fund
For RiverSource Variable Portfolio - Diversified Bond Fund
For RiverSource Variable Portfolio - Global Bond Fund
For RiverSource Variable Portfolio - Global Inflation Protected Securities Fund For RiverSource Variable Portfolio - High Yield Bond Fund
For RiverSource Variable Portfolio - Income Opportunities Fund
For RiverSource Variable Portfolio - Short Duration U.S. Government Fund

At a Board meeting held on April 11-12, 2007, the existing Non-Fundamental Policy related to margin and selling short, was revised to state that the Fund will not buy on margin or sell short, except in connection with derivative instruments.